SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F            Form 40-F  X
                                   ---                  ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated October 7, 2004, announcing that on October 1, 2004, the Centers for Medicare and Medicaid Services implemented its announced increase in payment for implantation of all ventricular assist devices.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

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News & Events

Press Releases

CMS Reimbursement for Novacor(R) LVAS Increased, Effective October 1st, 2004

Oakland, CA - October 07, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company"), a worldwide pioneer and technology leader in heart disease therapy, today commented on the significant increase in reimbursement for the Novacor(R) Left Ventricular Assist System (LVAS). On October 1st, 2004, the Centers for Medicare and Medicaid Services (CMS) implemented its announced increase in payment for implantation of all ventricular assist devices (VADs).

The Novacor LVAS, which was previously reimbursed under DRG 525
(diagnosis-related group), is now reimbursed under DRG 103, the highest paying DRG that covers heart transplantation procedures. This represents an increase in reimbursement to centers implanting VADs by approximately 30-40%.

Last week, CMS also announced in the Federal Register that the re-structuring of DRG 103 to include implantable VADs is "procedure driven and not based on any specific principal diagnosis". Specifically, the Novacor LVAS, when used as a Bridge to Transplantation or for Destination Therapy in the RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) clinical trial, is now reimbursed under this higher paying DRG in either case.

In the U.S, WorldHeart is currently conducting the landmark clinical trial RELIANT. This Trial will evaluate the Novacor LVAS for Destination Therapy use in patients suffering from irreversible late-stage congestive heart failure who are not candidates for transplantation. Without LVAS support, these patients have a life expectancy of less than two years. Patients in the Trial will be randomly assigned to receive either the Novacor LVAS or the HeartMate(R) XVE LVAS, which was approved by the FDA in 2002 for a Destination Therapy indication. Data from this Trial is expected to support a Pre-market Approval Supplement that will request approval for use of the Novacor LVAS by non-transplant eligible patients (Destination Therapy).

"CMS has been very responsive in reviewing the financial and clinical data for implantation of VADs and has implemented several significant reimbursement increases over the last two years. These recent increases in payment by CMS will facilitate the industry moving forward with assist devices for Destination Therapy patients who have very few options. The response from the physician and hospital communities is that these increases in CMS payment for implantation of VADs will significantly benefit enrolment in the RELIANT Trial", commented WorldHeart President and Chief Executive Officer Jal S. Jassawalla.

About Novacor(R) LVAS:
The Novacor LVAS, a pump implanted alongside the patient's own heart to take over a large portion of the workload of the natural heart, supports end-stage heart failure patients. It is an

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electrically powered, pulsatile flow device with 20 years of clinical use. The
Novacor LVAS has unprecedented reliability and durability. It is the first ventricular assist device to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4 years. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure.

The Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge to transplantation, and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
Judith Dugan
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995
communications@worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: October 7, 2004         By:  /s/ Mark Goudie
                                      ----------------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer